UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

World Color Press Inc.
(Name of Issuer)

Common Shares
(Title of Classes of Securities)

981442106, 981442304
(CUSIP Numbers)

August 21, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑         Rule 13d-1(b)
:          Rule 13d-1(c)
:          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981442106, 981442304	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Société Générale (Canada)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) 0 (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,076,1521
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 10,076,1522
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,076,1523
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3%
12	TYPE OF REPORTING PERSON* BK
* Read directions before completing

1 Société Générale, New York Branch, a branch office of Société Générale (“Société Générale”), the parent company of Société Générale (Canada), owns an additional 417,490 common shares (including common shares deemed to be outstanding and owned by Société Générale, as discussed in Item 4).  Société Générale (Canada) may be deemed the beneficial owner of the 417,490 common shares owned by Société Générale.

2 See note 1.

3 See note 1.

CUSIP No. 981442106, 981442304	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Société Générale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) 0 (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 417,4904
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 417,4905
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,4906
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON* BK
* Read directions before completing

4 Société Générale (Canada), a subsidiary of Société Générale, owns an additional 10,076,152 common shares (including common shares deemed to be outstanding and owned by Société Générale (Canada), as discussed in Item 4).  Société Générale may be deemed the beneficial owner of the 10,076,152 common shares owned by Société Générale (Canada).

5 See note 4.

6 See note 4.

CUSIP No. 981442106, 981442304	13G	Page 4 of 8 Pages

Item 1.	(a).	Name of Issuer:

World Color Press Inc.

	(b).	Address of Issuer’s Principal Executive Offices:

999 de Maisonneuve Blvd West Montreal, Quebec H3A 3L4

Item 2.	(a).	Name of Person Filing:

(i) Société Générale (Canada) (“SG Canada”), with respect to the common shares of the Issuer (the “Common Shares”) beneficially owned by it; and

(ii) Société Générale (“SG”), with respect to the Common Shares beneficially owned by it.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

SG Canada and SG were former creditors of Quebecor World Inc. (“QWI”), the predecessor of the Issuer and received the World Color Press Inc. Common Shares and class A convertible participating preferred shares (the “Convertible Preferred Shares” and together with the Common Shares, the “Securities”) as settlement upon the implementation of the reorganization and financial restructuring of QWI in accordance with a Canadian Plan of Reorganization and Compromise and a United States Plan of Reorganization.  As an insurer of an export finance transaction of QWI to which SG Canada and SG were parties, the Federal Republic of Germany is entitled to receive a portion of the proceeds recovered by SG Canada and SG in the form of Securities and has requested that SG Canada and SG hold the Securities in trust until such Securities are sold.

	(b).	Address of Principal Business Office or, if none, Residence:

(i) The address of the business office of SG Canada is: 1501 McGill College Avenue, Suite 1800, Montreal, Quebec H3A 3M8; and

(ii) The address of the business office of SG is: 1221 Avenue of the Americas New York, NY 10022.

	(c).	Citizenship:

(i) SG Canada is a Schedule II bank organized and existing under the laws of Canada; and

(ii) SG is a bank organized under the laws of France.

	(d).	Title of Classes of Securities:

Common Shares

	(e).	CUSIP Numbers:
981442106, 981442304

CUSIP No. 981442106, 981442304	13G	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

This Schedule 13G reports beneficial ownership of Common Shares beneficially owned by the Reporting Persons as of August 21, 2009, both directly and upon conversion of the Convertible Preferred Shares, and the percentages used herein are calculated based upon the total number of Common Shares issued and outstanding as of December 31, 2009 together with the Convertible Preferred Shares held by the Reporting Persons as of August 21, 2009. Pursuant to Schedule II to the Restated Articles of Incorporation of World Color Press Inc., dated July 21, 2009, the Convertible Preferred Shares are convertible into Common Shares within 60 days of the date hereof at the per share conversion rate of (i) $8, together with an amount equal to all accrued and unpaid cash dividends thereon, up to but excluding the date identified for conversion by a holder of Convertible Preferred Shares in a notice in writing, divided by (ii) $8.

1.  Société Générale (Canada)

(a).	Amount Beneficially Owned:
7,898,306 Common Shares

2,150,450 Convertible Preferred Shares convertible into 2,177,846 Common Shares

CUSIP No. 981442106, 981442304	13G	Page 6 of 8 Pages

    (b).   Percent of Class:

13.3%.  The percentages used herein and in the remainder of Item 4 are calculated based upon (i) the 73,285,000 Common Shares issued and outstanding as of December 31, 2009 as reflected in the Form 40-F of World Color Press Inc. for the fiscal year ended December 31, 2009 and (ii) 2,254,686 Common Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such Common Shares may be obtained and beneficially owned by the Reporting Persons upon exercise or conversion within 60 days of the date of this Schedule 13G of Convertible Preferred Shares currently owned by the Reporting Persons.  Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding Common Shares assumes that each other holder of Convertible Preferred Shares does not exercise or convert such securities within 60 days.

    (c).   Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote:

7,898,306 shares of Common Shares

2,150,450 Convertible Preferred Shares convertible into 2,177,846 Common Shares

(ii).	Shared power to vote or to direct the vote:

0

(iii).	Sole power to dispose or to direct the disposition of:

7,898,306 shares of Common Shares

2,150,450 Convertible Preferred Shares convertible into 2,177,846 Common Shares

(iv).	Shared power to dispose or to direct the disposition of:

0

2.  Société Générale

(a).	Amount Beneficially Owned:

340,650 shares of Common Shares

75,873 Convertible Preferred Shares convertible into 76,840 Common Shares

(b).	Percent of Class:

0.6%.

(c).	Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote:

340,650 shares of Common Shares

75,873 Convertible Preferred Shares convertible into 76,840 Common Shares

CUSIP No. 981442106, 981442304	13G	Page 7 of 8 Pages

(ii).	Shared power to vote or to direct the vote:

0

(iii).	Sole power to dispose or to direct the disposition of:

340,650 shares of Common Shares

75,873 Convertible Preferred Shares convertible into 76,840 Common Shares

(iv).	Shared power to dispose or to direct the disposition of:

0

Item 5.             Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.

Société Générale is the parent company of Société Générale (Canada) and has the power to direct the affairs of Société Générale (Canada), including decisions respecting the disposition of the proceeds from the sale of any of the Common Shares or Convertible Preferred Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.             Identification and Classification of Members of the Group.

Not Applicable.

Item 9.             Notice of Dissolution of a Group.

Not Applicable.

Item 10.           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 981442106, 981442304	13G	Page 8 of 8 Pages

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of April 9, 2010 (incorporated by reference to Schedule 13G filed on April 9, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:	April 16, 2010	SOCIÉTÉ GÉNÉRALE (CANADA)

		By:	/s/ David Baldoni
(Signature)

David Baldoni, Managing Director
(Name/Title)

Date:	April 16, 2010	SOCIÉTÉ GÉNÉRALE

		By:	/s/ Governor Tipton
(Signature)

Governor Tipton, Managing Director and Deputy General Counsel
(Name/Title)